JDS Energy & Mining Inc. Suite 900 – 999 West Hastings Street Vancouver, BC V6C 2W2 t 604.558.6300 jdsmining.ca

CONSENT OF QUALIFIED PERSON

FILED BY SEDAR

I, Michael Levy, P.Eng., Geotechnical Manager of JDS Energy & Mining Inc., hereby consent to the public filing of the technical report entitled, "Endeavour Silver Corp Terronera Project NI 43- 101 Technical Report” effective July 14, 2020 and dated July 31, 2020 the "Technical Report") by Endeavour Silver Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated July 14, 2020 (the "News Release").

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 31st day of July, 2020.

(Original signed and sealed) “Michael Levy, P. Eng.”
Michael Levy, P.E.

JDS Energy & Mining, Inc.